 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 3)*

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

458173 10 1
(CUSIP Number)

Odidi Holdings Inc. 30 Worcester Road, Toronto, Ontario M9W 5X2 (416) 798-3001 Attention: Amina Odidi, President and Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

May 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458173 10 1

1.	NAMES OF REPORTING PERSONS Odidi Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 5,781,312
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,781,312
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,781,312
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24. 6%
14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 458173 10 1

1.	NAMES OF REPORTING PERSONS Isa Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 8,789,676 (includes 3,008,364 shares issuable upon exercise of options and 500,000 shares issuable on conversion of debt)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 8,789,676 (includes 3,008,364 shares issuable upon exercise of options and 500,000 shares issuable on conversion of debt)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,789,676
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%
14.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 958173 10 1

1.	NAMES OF REPORTING PERSONS Amina Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 8,789,676 (includes 3,008,364 shares issuable upon exercise of options and 500,000 shares issuable on conversion of debt)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED VOTING POWER 8,789,676 (includes 3,008,364 shares issuable upon exercise of options and 500,000 shares issuable on conversion of debt)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,789,676
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%
14.	TYPE OF REPORTING PERSON* IN

Item 2.	Identity and Background.

This Amendment No. 3 amends and supplements the Schedule 13D of Odidi Holdings Inc., an Ontario, Canada corporation (“Holdings”), Isa Odidi, an individual (“I. Odidi”), and Amina Odidi, an individual (“A. Odidi” and collectively with Holdings and I. Odidi, the “Reporting Persons”), with respect to the common shares, no par value (the “Common Shares”), of Intellipharmaceutics International Inc., a Canada corporation (the “Issuer”) whose  principal executive offices are located at 30 Worcester Road, Toronto, Ontario M9W 5X2.  Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 is being filed by the Reporting Persons.

This Amendment No. 3, the previous amendments to the Reporting Persons’ Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the Statement.    The Reporting Persons are making this single, joint filing because they have agreed to act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Holdings received Common Shares in the Issuer (referred to in Item 5(c) below) in exchange for other securities in predecessor entity pursuant to a plan of arrangement and merger completed on October 22, 2009. The source and amount of all funds used for the purchases of the applicable shares were the Reporting Persons’ personal funds.

Item 4.	Purpose of Transaction.

The purpose of the dispositions of the Common Shares reported in Item 5(c) below were to allow Holdings to satisfy certain cash requirements. The shares acquired as reported in Item 5(c) below were acquired by the Reporting Persons for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

According to the Form 6-K filed by the Issuer on April 14, 2015, there were 23,541,611 Common Shares outstanding.   As of the date of this Amendment No. 3, Holdings beneficially owned 5,781,312 Common Shares of the Issuer, comprising 24.6% of the issued and outstanding Common Shares as of April 14, 2015.   In addition, as of the date of this Amendment No. 3, each of I. Odidi and A. Odidi beneficially owned 8,789,676 and 8,789,676 Common Shares of the Issuer, respectively, comprising 33.1% and 33.1% of the issued and outstanding Common Shares, respectively, as of April 14, 2015.  Such amounts include (i) 5,781,312 Common Shares owned of record by Holdings, (ii) 1,658,364 Common Shares issuable upon exercise of immediately exercisable options jointly owned by I. Odidi and A. Odidi (which amount gives effect to the vesting  in accordance with applicable vesting provisions), (iii) 300,000 Common Shares issuable upon exercise of immediately exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (iv) 75,000 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (v) 50,000 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, and (vi) 500,000 Common Shares issuable upon conversion of a Convertible Debenture jointly owned by I. Odidi and A. Odidi and described in Amendment No. 2 to this Statement.

The Common Shares reported herein as beneficially owned by I. Odidi and A. Odidi do not include any Common Shares issuable upon exercise of unvested options owned jointly by I. Odidi and A. Odidi which, as previously reported, vest upon the Issuer or its subsidiaries attaining certain milestones related to FDA filings and approvals for the Issuer’s drugs.

(c) On May 29, 2015, Holdings sold a total of 216,439 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A.

(d) The Reporting Persons affirm that no persons other than the Reporting Persons have the right to receive, or have the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owner of more than five percent (5%) of the Common Shares.

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  June 9, 2015

ODIDI HOLDINGS INC.

By:	/s/ Amina Odidi
Name:	Amina Odidi
Title:	President

/s/ Isa Odidi
Isa Odidi

/s/ Amina Odidi
Amina Odidi

SCHEDULE A to SCHEDULE 13D, AMENDMENT No. 3

Sales of Intellipharmaceutics International Inc. Common Shares

Date	# Shares	$/Share

5.29.15	60,000	$3.17
	88,419	$3.18
	45,300	$3.19
	14	$3.195
	22,606	$3.20
	100	$3.21